

April 3, 2007

<u>Via Facsimile (212.688.1158) and U.S. Mail</u>
Marc Weitzen, Esq.
Icahn Associates Corp
767 Fifth Avenue, 47th Floor
New York, NY 10153

      Re: WCI Communities, Inc.

              Schedule TO-T
              Filed March 23, 2007
              File No. 005-78427

              Soliciting Material filed Pursuant to Rule 14a-12
              Filed March 13 and March 23, 2007 under cover of Schedule 14A
              File No. 001-31255

              Filed by Icahn Partners LP, Icahn Onshore LP, Icahn Partners Master Fund
              LP, Icahn Master Fund II LP, Icahn Master Fund III LP, Icahn Offshore
              LP, CCI Offshore Corp., High River Limited Partnership, Hopper
              Investments LLC, Barberry Corp. and Carl Icahn

Dear Mr. Weitzen:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule TO-T</u>

1. Please provide a detailed analysis as to why you do not believe the Offeror is an "affiliate" of the Company, pursuant to Rule 13e-3, and consequently, why the Offer is

not a Rule 13e-3 transaction. In this regard, we note your disclosure that the Offeror beneficially owns 14.5% of the Company's outstanding Shares.

2. Please revise the offer to purchase, particularly the sections of the offer to purchase which pertain to offer conditions, to remove the implication that only a single Offeror is attempting to purchase the shares. See General Instruction K(1) to Schedule TO.

3. We note "Each Offeror reserves the right to transfer or assign in whole or in part to one or more of the other Offerors or one or more affiliates of any Offeror the rights of such Offeror to purchase Shares tendered pursuant to the Offer…." Revise the Schedule TO to identify as bidders the other wholly-owned subsidiaries to whom the right to purchase shares may be transferred or assigned, or advise. It appears these parties may be properly defined as bidders to the extent the offer is made on their behalf. See Rule 14d-1(g)(2) of Regulation 14D.

Offer to Purchase

The Tender Offer
Determination of Validity

4. We note your statement here and elsewhere in the document that your determinations will be "final and binding." This statement is inappropriate as it creates the impression that holders have no legal recourse regarding the terms of the Offer. Disclose, if true, that only a court of competent jurisdiction can make a determination that will be "final and binding" upon all parties. In addition, please disclose that security holders may challenge the purchasers' determinations.

5. Certain United States Federal Income Tax Consequences

5. Please revise the disclosure in this section of "certain" U.S. federal tax consequences to discuss all "material" U.S. tax consequences. Additionally, we note your disclosure that a shareholder who receives of cash pursuant to the Offer "generally" will recognize a gain or loss, and any such gain or loss "generally" will be taxed. Please revise this section to remove such qualifying words or revise the disclosure to clarify why you are not certain of the federal tax consequences.

9. Source and Amount of Funds

6. Disclose whether or not an alternative financing plan exists. See Item 1007 of Regulation M-A.

14. Certain Conditions to the Offer

7. We refer you to disclosure of the Board Condition. We noticed that in the event the

number of shares tendered and not withdrawn plus the number of shares beneficially owned by the Offerors exceeds 50% of the outstanding shares, and the Offerors' nominees do not constitute a majority of the Company's board, the Offerors are not obligated to purchase shares unless the current directors resign and appoint your nominees. It is unclear how this condition can be satisfied prior to the Expiration Date. Please confirm your understanding that all Offer conditions must be satisfied or waived prior to the expiration of the Offer, and explain to us why this condition, if true, is always consistent with this position.

8. A tender offer may only be subject to conditions that are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, amend the your conditions to avoid the term "threatened," as it is unclear how a "threatened" event can be objectively determined.

9. We note the disclosure that reads, "The failure by the Offeror at any time to exercise any of the foregoing rights shall not be deemed a waiver of any right." Please note that when a condition is triggered and the offerors decide to proceed with the offer, we believe that this decision constitutes a waiver of the triggered condition. Please revise your disclosure to remove the implication that the offerors reserve the right to conduct an illusory offer.

10. The offerors explain the offer conditions shall be deemed to be an ongoing right which may be asserted at any time and from time to time. This statement appears to be inconsistent with the statement in the opening paragraph in this section that indicates offer conditions will be satisfied or waived prior to offer expiration. We believe that defining the conditions as an ongoing right that may be asserted at any time suggests that conditions to the offer may be waived or asserted after expiration of the offer. Please revise the disclosure to make clear that all conditions to the offer, other than those involving the receipt of governmental approvals, must be satisfied or waived before the expiration of the offer.

Soliciting Materials

11. We note that you have filed your soliciting materials under the EDGAR header tag "PREC14A." Please note that such materials should be filed under "DFAN14A."

12. Please note that parties intending to rely upon Rule 14a-12 in making proxy solicitations may only do so to the extent that they intend to file a proxy statement and solicit proxies. See interpretation I.D.3. in the July 2001 Interim Supplement to the Telephone Interpretations Manual publicly available on our website, www.sec.gov. The legend on your materials states, however, that security holders should read your proxy statement "when and if filed." Rule 14a-12 was not adopted as an exemption from the proxy regulatory provisions. Please advise us of your intent in this regard and note that, absent an exemption from the proxy rules, the bidders should refrain from any solicitation activities unless they will in fact provide security holders with a proxy statement.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the securities laws and that they have provided all information investors require for an informed investment decision. Since the bidders are in possession of all the facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures it has made.

When responding to our comments, please provide, in writing, a statement from all bidders acknowledging that:

· the bidders are responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the bidders may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of the filings or in response to our comments on the filings.

As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

Please direct any questions to me at (202) 551-3636 or, in my absence, to Nicholas Panos, Special Counsel, at (202) 551-3440. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Adé K. Heyliger
Special Counsel
Office of Mergers & Acquisitions